First Corporation

254 – 16 Midlake Boulevard

Calgary, AB T2X 2X7

May 7, 2007

United States Securities

And Exchange Commission

Attention:

Susann Reilly

Raj Ragan

John Reynolds

RE: First Corporation

Form SB2, .Amendment 11, filed April 3, 2007 File No.: 333-122094

Dear Ms. Reilly, Mr. Ragan and Mr. Reynolds:

Enclosed are three clean and three redlined courtesy copies of Amendment Number 12 to First Corporation Registration Statement on Form SB-2/A.  Also, below are the responses to your comments on April 24, 2007.

It should be noted that our officers and directors have executed a contract with Coast Geological Ltd. to complete a magnetometer survey of our mineral claims and have advanced the sum of $20,000 to the registrant and in turn we advanced that sum to Coast Geological.  We have been informed that the required work would be completed well before the May 20th deadline.

General

1.

Please file a current signed auditor's consent.

We have complied with this comment

2.

Summary

We note that you had not expended any funds as of December 31, 2006. Please update the disclosure.

We have filed updated March 31, 2007 financials.  Our officers and directors have advanced additional funds to pay some overdue bills. This advance was made subsequently to the quarterly period ended March 31, 2007, specifically as follows:

On April 30, 2007, management has advanced $20,000 to complete the magnetometer survey as recommended and another $1,057 to pay some administrative and accounting invoices.

3.

Update the cash on hand as of the most recent practicable date.

We have updated the cash on hand as of April 30, 2007, specifically as follows:

On April 30, 2007, management has advanced $20,000 to complete the magnetometer survey as recommended and another $1,057 to pay some administrative and accounting invoices.

Description of Business. page 32

4.

We reissue comment seven from our letter dated March 23, 2007. We note the disclosure that "should weather or any other factor delay this work, Mr. Larsen and Ms. Cousineau have agreed to advance the sum of $12,800 Canadian to the Government of Ontario to keep our claims in good standing," Clearly disclose whether there are any written agreements regarding this advance. If not, clarify whether they are legally obligated to provide such funding. The written agreement relating to the $20,000 loan specifically states this amount is to be used to "pay for the corporation's geological consultant and crew to begin Phase One of the projected work program (specifically the magnetometer survey)," We may have further comment.

The money has already been advanced to commence the survey.  Our consultants believe that this survey will be completed in advance of May 20th 2007 and management has no reasonable belief that the any factor will delay the completion of the survey.

5.

Please explain the reference to "funds necessary to re-stake our claims, some $6,500." It is unclear as to whether this funding will also be provided and if so by whom.

Additional funding has been advanced as disclosed:

Our Geological consultants are proceeding on our claims as of May 1, 2007 to complete the magnetometer survey as outline in phase 1 of our recommended exploration program. The US$ 20,000 advanced by our officers and directors will keep required assessment work current and our claims in good standing until May 20, 2009.

6.

We note the statement that "Coast Mountain has recommended the magnetometer in order to insure that all of the work and expenditures be completed on or before May 20th for minimum expenditures." Reconcile this disclosure with the statement on page 40 that "following the completion of this program and the results of analysis, if any, (on or about June 1, 2007 our Consulting Geologist will examine the results and prepare a report. This report is estimated to take about 30 days to prepare, depending on the timing of assay completion and the delivery of other data that may be available."

This section of the registration statement has been  revised to reconcile with the advancement of funds that will cover the estimated cost of the examination and report.

7.

We reissue comment eight from our letter dated March 23, 2007. In the second paragraph of this section, explain how yon plan to satisfy the minimum exploration requirement by the deadline. In addition, we note your supplemental response indicates that "due to the huge demands on geologists, crewmen and analysts at this time of the year, they will have no trouble getting an extension for the report from the appropriate Ontario authorities." Provide the basis for this statement wad how an extension is obtained. We may have further comment.

We explained our deadline problem to our consultants. Coincidently they had a crew available in the area of our claims.  They diverted that crew to our claims and commenced the magnetometer survey immediately.

8.

We note the disclosure on page 43 in the event the company is unsuccessful in raising funds in this offering that the company would not be able to implement its business plan. In light of the disclosure in this section, it appears that the company may be a blank cheek company and therefore that Rule 419 of Regulation C would apply to this offering. Please revise the offering accordingly or provide a detailed analysis as to why you do not believe that you are a blank check company. We may have further comment.

We have provided the analysis that you have requested.

In determining whether an entity is a shell corporation, the Securities and Exchange Commission has adopted certain directives.  These include a registrant, other than an asset-backed issuer, that has no or nominal operations, and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.

In the mining industry we are considered an exploration company. This means that we are involved in the examination and investigation of land that we believe may contain valuable minerals for the purpose of discovering the presence of ore, if any, and its extent.

In the mining industry, each phase of a program of an exploration program is dictated and decisions made by management on the following basis: recommendation(s) by the consulting geologist and the availability of funds to institute those recommendations should the costs projected exceed funds on hand.  In Phase one, we need to generate geological report summarizing results and outlining next phase of exploration.  Our plan is to complete the first phase (Phase 1) of our exploration program in order to confirm historical reports about our claims. If Phase one is successful, we will proceed with a second phase (Phase 2) which will include further excavation, drilling and engineering studies before we will know if our claims are commercially viable. The size and scope of Phase two depending on the recommendation(s) of our consultants and the availability of funding to proceed.

Our clams consist of two adjacent claims in the Red Lake Mining District of Ontario, Canada for mineral claims of 1280 acres each located at the southwest end of what is known as the Confederation Lakes Area. Our claims straddle Highway 105, the Red Lake Highway that connects the Red Lake Mining District to the Trans Canada Highway near Vermillion Bay, Ontario, some 110 Kilometers (70 miles) south. We assumed a minimum work requirement of approximately US$ 10,000 (CD $12,800) by May 5, 2005 with the claims purchase. Instead of fulfilling the minimum work requirement we elected to hire a staking crew and re-stake the claims as they expired, saving nearly one-half of the amount of money required by the minimum expenditures and extending the period before any additional work requirements are necessary to May 20, 2007. Both claims are in good standing with the Province of Ontario.

Our Geological consultants are proceeding on our claims as of May 1, 2007 to complete the magnetometer survey as outline in phase 1 of our recommended exploration program. The US$ 20,000 advanced by our officers and directors will keep required assessment work current and our claims in good standing until May 20, 2009. Management has no reasonable belief that the any factor will delay the completion of the survey.

Thus, while the Company is still in the exploration stage, it has progressed beyond nominal operations to begin to implement its business plan and initial assets to commence the implementation its business plan. The Company was not, as defined in SEC Release 33-8587, formed to effective a business combination. It has multiple growth prospects in its business plan based on the adjacent claims in the Red Lake Mining District of Ontario.  This, while its assets currently consist solely of cash and the rights to the claims , their plan of operations and current initial implementation of such business plan are beyond nominal operations and would not trigger the limitations or classification imposed on shell companies described in SEC Release 33-8587.

Part II Recent Sales of Unregistered Securities

9.

We partially reissue comment 11 from our letter dated March 23, 2007. Analyze the sophistication of the investors as set forth in Regulation D.

We have noted your comment and added the analysis of the sophistication of the investors.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

First Corporation

/s/ Todd Larsen

________________

Todd Larsen